August 5, 2009

VIA EDGAR
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                           Simon Property Group, L.P.
Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Filed March 2, 2009 and May 8, 2009
File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated July 16, 2009, which included additional comments with respect to the periodic report noted above.

For the sake of convenience, we have reproduced each comment below with our response following each such comment.

A courtesy copy of this letter is also being sent to William Demarest.

Throughout this letter, references to the “REIT” and the “General Partner” refer to Simon Property Group, Inc., while the “OP” refers to Simon Property Group, L.P.

Note 10.  Equity

Exchange Rights, page 56

1.                  Comment:  We have read and reviewed your response to comment 3.  We  note that the decision whether to pay cash or deliver shares of Simon Property Group, Inc. (the REIT) to Limited Partners who exercise their exchange rights is made by the REIT as general partner on behalf of Simon Property Group, L.P. (the OP) and is therefore within the control of the OP.  Please tell us how the OP controls the ability to obtain shares from the REIT.  Is there a contractual arrangement between the REIT and the OP that obligates the REIT to deliver its shares to the OP in the event a redemption request is made to the OP’s general partner?  If so please provide excerpts from contractual agreement.

Response:  Article XI of the OP’s partnership agreement provides Limited Partners with rights (the “Rights”) to exchange their units of ownership in the OP for REIT common stock or cash as selected by the general partner of the OP.  The REIT is the sole General Partner of the OP and in that capacity has the authority to take actions on behalf of the OP.

When the REIT chooses the form of consideration to be delivered to the Limited Partners, its actions not only bind the OP but are equally binding on it in its capacity as issuer of the REIT stock.

The only contractual arrangement between the REIT and the OP relating to the delivery of REIT stock is the OP partnership agreement.  The OP partnership agreement includes provisions that obligate the REIT to deliver its shares.  Specifically, Section 11.3 of the OP partnership agreement provides that if the General Partner elects to deliver REIT shares to an exchanging Limited Partner rather than cash, it will do so “…by the issuance by General Partner of the number of shares equal to the number of Offered Units….”  Section 11.4 of the OP partnership agreement requires the General Partner to deliver the elected form of consideration within ten days (which period is extended for any Hart-Scott-Rodino Act waiting period).

The OP partnership agreement contains other provisions which facilitate the delivery of REIT shares.  For example, Section 11.7(a) requires the General Partner to reserve a sufficient number of REIT common shares to permit the delivery of REIT shares in regard to “all Partnership Units which are from time to time outstanding and held by the Limited Partners.”

In more than fifteen years of operation, numerous Limited Partners have exercised their Rights and on each of those occasions when it elected to deliver REIT common stock, the General Partner has never breached its obligation to do so.  This course of dealing among the parties is fully consistent with the conclusion that, once the General Partner makes the decision to deliver REIT stock and not cash, it will fulfill its obligations to the Limited Partners who are exchanging their units.

2.                  Comment:  Please tell us whether the REIT in its capacity as the OP’s general partner, would be precluded from delivering its own shares to satisfy redemption of the OP units solely because of fiduciary duties to the REIT’s shareholders.  Your response indicates that the OP’s partnership agreement expressly provides that the decision to pay cash or deliver shares of the REIT to the Limited Partners who exercise their exchange rights is made solely by the General Partner for and on behalf of the OP.  Your response suggests that you do not believe there is any disparity between the fiduciary duties of the REIT to its shareholders versus its fiduciary duties as the general partner of the REIT.  If this is correct, please provide us with a more expansive legal analysis in support of this view.

Response:  We do not contend that the fiduciary duties that the REIT owes to its shareholders are identical to the duties the General Partner of the OP owes to Limited Partners.  The fiduciary duties the REIT owes to its stockholders are well known but evolving concepts of Delaware corporate law.  These obligations are “the duty of care” and “the duty of loyalty.”  The fiduciary duties owed by a general partner of a Delaware limited

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partnership are derived from a different statutory basis, principles of partnership law and the terms of the agreement among the partners.

It is possible to hypothesize a set of circumstances in which the fiduciary duties owed to Limited Partners would conflict with the fiduciary duties owed to stockholders of the REIT.  Section 7.8 of the OP partnership agreement recognizes this possibility—in which event the Limited Partners have agreed that the General Partner will discharge its fiduciary duties to the Limited Partners by acting in the best interests of the REIT’s stockholders.  However, the underlying action in this instance—determining the form of consideration to deliver to Limited Partners exercising their Rights—does not present a conflict between these duties.

The hallmark feature of an umbrella partnership REIT, or UPREIT, structure is the economic equivalence that is maintained between a share of common stock of the REIT and a unit of partnership interest in the OP.  This economic equivalence is possible because the only operating asset of the REIT is its majority ownership interest in the OP.  That majority ownership interest in the OP is what the REIT stockholders effectively own.  A schematic is attached to this letter as Exhibit A setting forth the current ownership structure of the OP.

The OP partnership agreement contains provisions that maintain this share/unit parity.  The number of outstanding shares of REIT common stock is the same as the number of OP units held by the General Partner.  If the REIT redeems any of its common stock, Section 4.4 of the OP partnership agreement requires the OP to redeem an equal number of units from the General Partner for the same price paid for the redeemed stock.  If the REIT elects to pay cash to Limited Partners upon the exercise of rights, the OP partnership agreement sets the amount of cash to be delivered by reference to an average of the trading prices reported for the REIT common stock.  Section 11.7(d) of the OP partnership agreement contains anti-dilution provisions that are triggered by stock dividends or splits, and redemptions to maintain this parity.  Exhibits B and C attached to this letter contain schematics detailing the changes which would occur in the OP’s structure and ownership should the REIT issue cash or shares in connection with a Limited Partner’s hypothetical exercise of Rights.

When the General Partner determines to deliver shares of REIT stock to Limited Partners exercising Rights, the value of the units it receives as consideration for the REIT stock delivered to a Limited Partner will have the same economic value as the shares being issued.  If REIT stock is delivered, the number of outstanding shares of REIT stock would increase—but so would the REIT’s ownership interest in the OP through its receipt of the units being exchanged.  If cash is delivered, the Limited Partners’ units would be redeemed by the OP and the REIT’s ownership interest in the OP would correspondingly increase.  In either event, the affected parties at the time of the exchange are in substantially the same economic position regardless of the form of consideration the General Partner elects to deliver.  As a result, the stockholders of the REIT cannot be adversely affected by the choice of one form of consideration over the other, and we do not believe the REIT would violate any fiduciary duties in choosing the form of consideration to be delivered to Limited Partners.

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Accordingly, when the General Partner is making a business judgment on the form of consideration to deliver to Limited Partners exercising Rights, there is no established fiduciary duty that would preclude the REIT from choosing to deliver REIT stock instead of cash.  Once the decision has been made to deliver REIT stock, there is no fiduciary duty that would prevent the REIT from delivering the REIT stock on a timely basis.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett
Stephen E. Sterrett
Executive Vice President and
Chief Financial Officer

cc:	William Demarest
James M. Barkley, Esq.

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Exhibit A

Simon Property Group Ownership Structure

June 30, 2009

Exhibit B

Simon Property Group Ownership Structure

June 30, 2009

• Assuming the conversion of 1,000,000 Limited Partnership (LP) units into cash at an average common stock price of $50 per share

• REIT’s outstanding shares/units remains the same, but ownership of Operating Partnership increases due to the redemption of LP units for cash, and the total number of LP units is reduced

Exhibit C

Simon Property Group Ownership Structure

June 30, 2009

• Assuming the conversion of 1,000,000 Limited Partnership (LP) units into shares of REIT common stock

• REIT issues additional common shares in exchange for an identical number of LP units

• Converting Limited Partner receives REIT common stock in exchange for LP units

• REIT’s ownership interest in Operating Partnership is increased